SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-33199

                           NOTIFICATION OF LATE FILING

|X| Form 10-K          |_| Form 11-K         |_| Form 20-F         |_| Form 10-Q
|_| Form N-SAR

                        For Period Ended: June 30, 2006

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR

    For the Transition Period Ended: _______________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________
_______________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                  Manaris Corp.
Former name if applicable
Address of principal executive office    115 Rene-Levesque Blvd. West, Ste. 2720
City, state and zip code                 Montreal, Quebec
                                         Canada H3B 2K8


                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-K for the relevant fiscal year, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   John G. Fraser                       (514)                    337-2447
       (Name)                        (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             |X| Yes     |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             |X| Yes     |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the year ended June 30, 2005, the registrant had revenues of $3,580,619 and a net loss of $6,207,802. For the year ended June 30, 2006, the registrant had revenues of $10,498,505 and a net loss of $11,902,443. Results for the year ended June 30, 2006 remain subject to further adjustment and actual results may vary significantly from the foregoing estimates. The main reason for the increase in revenue is the inclusion of Avensys'(which was acquired on February 28, 2005) results for the full fiscal year ended June 30, 2006, as compared to four months for the fiscal year ended June 30, 2005. The main reason for the increase in net loss is related to impairment of goodwill, increases in marketing and sales expenses arising out of the inclusion of Avensys' operations for a full fiscal year, professional fees related to increased use of accounting, audit and legal services, and increases in debenture accretion and interest expense.

                                  Manaris Corp.
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 29, 2006                   By: /s/ John Fraser
                                           ----------------------
                                           John G. Fraser
                                           President and Chief Executive Officer